Exhibit 99.1

Nyxoah Appoints Christoph Eigenmann as Chief Commercial Officer

May 10, 2023

Nyxoah Appoints Christoph Eigenmann as Chief Commercial Officer

Mont-Saint-Guibert, Belgium – May 10, 2023, 10:05pm CET / 4:05pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced the appointment of Christoph Eigenmann as Chief Commercial Officer. Christoph will oversee commercial activities globally, be responsible for sales and marketing in existing markets, and new market development.

Christoph brings a wealth of experience in medical technologies to Nyxoah. He spent over 20 years with Johnson & Johnson (J&J), where he oversaw commercial organizations in various geographies in Europe and the United States. He has extensive experience in managing orthopedic and neuro businesses in the German, Swiss and U.S. markets, including as Senior Vice President, Sales & Marketing for J&J’s close to $1B U.S. Spine franchise, and has led regional functions across EMEA and North America. Christoph holds a master’s degree in chemical engineering and biotechnology from the Swiss Federal Institute of Technology in Lausanne, Switzerland.

“We are excited to have Christoph join Nyxoah as we embark on our next phase of growth. Christoph's years of experience in commercializing medical devices globally will be invaluable as Nyxoah prepares to enter the U.S. market and expands its commercial presence internationally,” commented Olivier Taelman, Nyxoah Chief Executive Officer.

“I am thrilled to be joining Nyxoah at this critical and exciting time. Hypoglossal nerve stimulation is a large and highly under-penetrated market, and Nyxoah’s novel approach provides a highly differentiated solution for patients, clinicians, and healthcare systems. I look forward to applying my long tenure of commercializing medical devices in the U.S. to ensuring Genio becomes a standard of care in OSA treatment,” added Christoph.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

Attachment

• ENGLISH CCO Appointment FINAL